COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 12 DATED SEPTEMBER 30, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010, Supplement No. 7 dated August 3, 2010, which superseded and replaced all previous supplements to the prospectus, Supplement No. 8, dated August 13, 2010, Supplement No. 9, dated August 20, 2010, Supplement No. 10, dated August 31, 2010 and Supplement No. 11, dated September 17, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments and the placement of debt on certain real property investments;
(3)	probable real property investments;
(4)	potential real property investments; and
(5)	financial information regarding a portfolio of single-tenant commercial properties.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of September 29, 2010, we had accepted investors’ subscriptions for, and issued, 215,305,183 shares of our common stock in the offering, resulting in gross proceeds of approximately $2.1 billion.  As of September 29, 2010, we had 34,694,817 shares of our common stock remaining in our offering.

On September 22, 2010, our follow-on offering of 275,000,000 shares of common stock was declared effective by the Securities and Exchange Commission. Of these shares, we are offering 250,000,000 shares in a primary offering and 25,000,000 shares under our distribution reinvestment plan. We will not begin selling shares of our common stock pursuant to the follow-on offering until after we terminate our initial public offering, which termination will occur at 5:00 p.m. Pacific Time on October 1, 2010. The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of September 29, 2010, our investment portfolio consisted of 302 wholly-owned properties located in 39 states, comprising approximately 10.0 million gross rentable square feet of commercial space and approximately 10.9 million square feet of land subject to ground leases.  Properties acquired between September 16, 2010 and September 29, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price
Tractor Supply – Hamilton, OH	Specialty Retail	Tractor Supply Company	40,700	$1,680,000
Advance Auto – Bonita Springs, FL	Automotive Parts	Discount Auto Parts, Inc.	6,880	2,838,138
Tractor Supply – Dixon, CA	Specialty Retail	Tractor Supply Company	24,727	5,017,500
Tractor Supply – Lawrence, KS	Specialty Retail	Tractor Supply Company	19,097	2,771,000
Tractor Supply – Nixa, MO	Specialty Retail	Tractor Supply Company	19,180	2,349,000
Albertson’s – Tucson, AZ (1)	Grocery	Albertson’s LLC	60,315	10,860,725
Albertson’s – Mesa, AZ (1)	Grocery	Albertson’s LLC	51,393	6,067,593
Albertson’s – Phoenix, AZ (1)	Grocery	Albertson’s LLC	56,742	6,999,816
			279,034	$38,583,772

(1)
This property, which was purchased under a sale-leaseback agreement and is subject to individual lease agreements with identical terms, is part of a 33 property portfolio (the Albertson’s Portfolio).  We expect to acquire the remainder of the Albertson’s Portfolio on or prior to October 19, 2010.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of September 29, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 302 properties located in 39 states, consisting of approximately 10.0 million gross rentable square feet of commercial space and approximately 10.9 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between September 16, 2010 and September 29, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Tractor Supply – Hamilton, OH	September 17, 2010	1975	$1,680,000	$33,600	8.50%	8.93%	100%
Advance Auto – Bonita Springs, FL	September 22, 2010	2007	2,838,138	56,763	8.00%	8.33%	100%
Tractor Supply – Dixon, CA	September 24, 2010	2007	5,017,500	100,350	8.55%	9.67%	100%
Tractor Supply – Lawrence, KS	September 24, 2010	2010	2,771,000	55,420	8.30%	8.73%	100%
Tractor Supply – Nixa, MO	September 24, 2010	2009	2,349,000	46,980	8.30%	9.17%	100%
Albertson’s – Tucson, AZ (4)	September 29, 2010	2008	10,860,725	217,215	7.16%	8.30%	100%
Albertson’s – Mesa, AZ (4)	September 29, 2010	2002	6,067,593	121,352	7.16%	8.30%	100%
Albertson’s – Phoenix, AZ (4)	September 29, 2010	2002	6,999,816	139,996	7.16%	8.30%	100%
			$38,583,772	$771,676

(1)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)
This property, which was purchased under a sale-leaseback agreement and is subject to individual lease agreements with identical terms, is part of the Albertson’s Portfolio.  We expect to acquire the remainder of the Albertson’s Portfolio on or prior to October 19, 2010.

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Tractor Supply –	1	Tractor Supply	40,700	100%	2/5 yr.	$85,188		$2.09	9/17/2010	7/12/2011
Hamilton, OH		Company				142,857		3.51	7/13/2011	7/31/2016
						158,730		3.90	8/1/2016	7/31/2021
Advance Auto –	1	Discount Auto	6,880	100%	3/5 yr.	227,051		33.00	9/22/2010	8/31/2017
Bonita Springs, FL		Parts, Inc.				249,756		36.30	9/1/2017	8/31/2022
Tractor Supply – Dixon, CA	1	Tractor Supply Company	24,727	100%	4/5 yr.	429,000	(4)	17.35	9/24/2010	7/31/2022
Tractor Supply – Lawrence, KS	1	Tractor Supply Company	19,097	100%	4/5 yr.	230,000	(5)	12.04	9/24/2010	7/31/2025
Tractor Supply – Nixa, MO	1	Tractor Supply Company	19,180	100%	4/5 yr.	195,000	(4)	10.17	9/24/2010	6/30/2025
Albertson’s – Tucson, AZ (6)	1	Albertson’s LLC	60,315	100%	6/5 yr.	778,036		12.90	9/29/2010	11/30/2030
Albertson’s – Mesa, AZ (6)	1	Albertson’s LLC	51,393	100%	6/5 yr.	434,668		8.46	9/29/2010	11/30/2030
Albertson’s – Phoenix, AZ (6)	1	Albertson’s LLC	56,742	100%	6/5 yr.	501,450		8.84	9/29/2010	11/30/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

(5)	The annual base rent under the lease increases every five years by 5% of the then-current annual base rent.

(6)
This property, which was purchased under a sale-leaseback agreement and is subject to individual lease agreements with identical terms, is part of the Albertson’s Portfolio.  We expect to acquire the remainder of the Albertson’s Portfolio on or prior to October 19, 2010. The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

Placement of Debt on Certain Real Property Investments

We obtained or assumed the following mortgage notes in connection with certain previously acquired wholly-owned assets:

Property	Lender	Fixed Rate Loan Amount	Fixed Interest Rate	Loan Date	Maturity Date
Atascocita Commons — Humble, TX	AVIVA Life & Annuity Company	$28,250,000	5.20%	9/29/2010	10/1/2020

The mortgage note is non-recourse to us and CCPT III OP, but both are liable for customary non-recourse carveouts. The mortgage note may be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the loan agreement.  In the event the mortgage note is not paid off on the maturity date, the mortgage loan includes default provisions.  Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 6.80% .

In connection with the mortgage note above, we paid our advisor a financing coordination fee equal to approximately $283,000.

Tenant Lease Expirations

The following table sets forth lease expirations of our wholly-owned properties, as of September 29, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	15	33,245	714,384	0.41%
2012	25	161,682	2,259,161	1.31%
2013	15	176,350	979,591	0.57%
2014	7	15,239	447,445	0.26%
2015	12	45,217	761,485	0.44%
2016	12	427,878	5,106,306	2.96%
2017	12	121,116	1,538,782	0.89%
2018	18	373,685	4,836,433	2.81%
2019	21	222,993	4,158,249	2.41%
2020	9	61,363	1,632,033	0.95%
	146	1,638,768	$22,433,869	13.01%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $31.6 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated, as of September 29, 2010, as follows:

Wholly-owned Property	Depreciable Tax Basis
Tractor Supply – Hamilton, OH	$1,354,091
Advance Auto – Bonita Springs, FL	2,334,094
Tractor Supply – Dixon, CA	4,117,712
Tractor Supply – Lawrence, KS	2,281,467
Tractor Supply – Nixa, MO	1,936,557
Albertson’s – Tucson, AZ	8,867,036
Albertson’s – Mesa, AZ	4,953,838
Albertson’s – Phoenix, AZ	5,715,452
$31,560,247

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Probable Real Property Investments

Albertson’s Portfolio

On September 17, 2010, our board of directors approved an agreement of purchase and sale of real estate (the Purchase Agreement), among CCPT III OP and Albertson’s LLC (Albertson’s), a Delaware limited liability company, and certain of its wholly-owned entities (collectively, the Seller). Pursuant to the Purchase Agreement, we agreed to purchase 100% of the Seller’s interest in 33 retail properties, comprising 1.9 million square feet, located throughout the United States (collectively, the Albertson’s Properties), for a gross purchase price of $276.0 million, exclusive of closing costs subject to certain criteria being met.   The Albertson’s Properties are 100% occupied by Albertson’s and, upon our acquisition of each of the Albertson’s Properties, we will lease such property to Albertson’s.

Pursuant to the terms of the Purchase Agreement, we paid a $10.0 million deposit (the Deposit) held by an escrow agent. Upon the consummation of the purchase and sale transactions contemplated by the Purchase Agreement, the Deposit will be applied towards the purchase price of the Albertson’s Properties. If the transaction is not consummated as a result of our failure to purchase the Albertson’s Properties as required pursuant to the terms of the Purchase Agreement, the Deposit would be paid to Albertson’s, and Albertson’s can also pursue a claim for money damages not to exceed $10.0 million.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
CVS – Madison Heights, VA	October 2010	$2,945,000	$58,900
CVS – Lynchburg, VA	October 2010	3,244,000	64,880
Applebee’s Portfolio – Various (2)	October 2010	23,650,892	473,018
Tractor Supply – Little Rock, AR	October 2010	2,458,000	49,160
Tractor Supply – Jefferson City, MO	October 2010	1,903,000	38,060
		$34,200,892	$684,018

(1)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

(2)
The Applebee’s Portfolio consists of 12 single-tenant commercial properties located in Texas, Michigan, Virginia, Minnesota, Arkansas, Mississippi, Pennsylvania, Tennessee and Illinois, which will be purchased under a sale-leaseback agreement and the properties will be subject to two master lease agreements with identical terms.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet
CVS – Madison Heights, VA	Revco Discount Drug Centers, Inc.	10,125	100%
CVS – Lynchburg, VA	Revco Discount Drug Centers, Inc.	10,125	100%
Applebee’s Portfolio – Various (2)	(3)	57,992	100%
Tractor Supply – Little Rock, AR	Tractor Supply Company	19,097	100%
Tractor Supply – Jefferson City, MO	Tractor Supply Company	19,500	100%
		116,839

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	The Applebee’s Portfolio consists of 12 single-tenant commercial properties located in Texas, Michigan, Virginia, Minnesota, Arkansas, Mississippi, Pennsylvania, Tennessee and Illinois, which will be purchased under a sale-leaseback agreement and the properties will be subject to two master lease agreements with identical terms.

(3)
Applebee’s Restaurants Kansas LLC, Applebee’s Restaurants Mid-Atlantic LLC, Applebee’s Restaurants North LLC, Applebee’s Restaurants Texas, LLC, Applebee’s Restaurants West LLC and Restaurant Partnership of Central Texas, LP are tenants under the lease agreements.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
CVS – Madison Heights, VA	1	Revco Discount	4/5 yr.	$250,368		$24.73	3/8/2009	3/7/2014
		Drug Centers, Inc.		270,397		26.71	3/8/2014	1/31/2020
CVS – Lynchburg, VA	1	Revco Discount	4/5 yr.	275,765		27.24	7/26/2009	7/25/2014
		Drug Centers, Inc.		292,311		28.87	7/26/2014	1/31/2020
Applebee’s Portfolio – Various (4)	1	(5)	4/5 yr.	2,305,962		39.76	10/13/2010	6/12/2028
Tractor Supply – Little Rock, AR	1	Tractor Supply Company	4/5 yr.	204,000	(6)	10.68	7/22/2009	7/31/2024
Tractor Supply – Jefferson City, MO	1	Tractor Supply Company	4/5 yr.	158,000	(6)	8.10	4/8/2009	4/30/2024

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents remaining option renewal periods/term of each option.

(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.

(4)
The Applebee’s Portfolio consists of 12 single-tenant commercial properties located in Texas, Michigan, Virginia, Minnesota, Arkansas, Mississippi, Pennsylvania, Tennessee and Illinois, which will be purchased under a sale-leaseback agreement and the properties will be subject to two master lease agreements with identical terms.  The annual base rent under the leases increases every year by 2% for three years. Thereafter, the annual base rent under the leases increases on the eighth and thirteenth year by 10%.

(5)
Applebee’s Restaurants Kansas LLC, Applebee’s Restaurants Mid-Atlantic LLC, Applebee’s Restaurants North LLC, Applebee’s Restaurants Texas, LLC, Applebee’s Restaurants West LLC and Restaurant Partnership of Central Texas, LP are tenants under the lease agreements.

(6)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Financial Information

The prospectus is supplemented to add the following financial data, which was filed with the Securities and Exchange Commission in a current report on Form 8-K on September 29, 2010.

SUMMARY FINANCIAL DATA
 ALBERTSON’S LLC

On September 29, 2010, we purchased the following three retail properties in accordance with the terms of the Purchase Agreement.  Pursuant to the terms of the Purchase Agreement, the acquisition of the remaining 30 retail properties is expected to be completed on or prior to October 19, 2010.

Property Location	Date Acquired	Purchase Price	Square Feet	Year Built
Tucson, AZ	9/29/2010	$10,860,725	60,315	2008
Mesa, AZ	9/29/2010	6,067,593	51,393	2002
Phoenix, AZ	9/29/2010	6,999,816	56,742	2002
Total		$23,928,134	168,450

In evaluating the Albertson’s Properties as potential acquisitions and determining the appropriate amount of consideration to be paid for our interests therein, we considered a variety of factors, including property condition reports, unit-level store performance, property location, visibility and access, age of the property, physical condition and curb appeal, review of an independent third party appraisal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income, neighborhood growth patterns and economic conditions, and the presence of demand generators. After reasonable inquiry, we are not aware of any material factors relating to these properties that would cause the reported financial information not to be indicative of future operating results.

As each of the Acquired Properties are, and the remaining Albertson’s Properties will be, 100% leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the tenant, Albertson’s, are more relevant to investors than the financial statements of the Albertson’s Properties in order to enable investors to evaluate the credit-worthiness of the lessee. Additionally, because the Albertson’s Properties are or will be subject to a net lease, the historical property financial statements provide limited information other than rental income. As a result, pursuant to the guidance provided by the Securities and Exchange Commission, we have not provided audited statements of the Albertson’s Properties. Pursuant to the Purchase Agreement, the aggregate annual rent of the Albertson’s Properties will be $19.8 million and will increase every five years by 10%.

The following summary financial data regarding Albertson’s is taken from its previously audited financial statements (in thousands):

	For the 16 Weeks Ended June 17, 2010 (Unaudited)	For the Fiscal Year Ended February 25, 2010
Consolidated Statements of Operations:
Revenues	$1,254,599	$4,280,461
Operating Income	18,390	37,684
Net Income	21,713	66,833

	As of June 17, 2010 (Unaudited)	As of February 25, 2010
Consolidated Balance Sheets:
Total Assets	$807,423	$809,423
Long-term Debt	352,195	360,988
Stockholders’ Equity	79,617	57,904

Cole Credit Property Trust III, Inc.
Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2010 (Unaudited)

The following unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if the Company had acquired the Albertson’s Properties on June 30, 2010.

This Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with the Company’s historical financial statements and notes thereto for the quarter ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q filed on August 13, 2010. The Pro Forma Condensed Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company completed the acquisition of the Albertson’s Properties on June 30, 2010, nor does it purport to represent its future financial position. This Pro Forma Condensed Consolidated Balance Sheet only includes the Albertson’s Properties which are considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X (dollar amounts in thousands).

	June 30, 2010, As Reported	Acquisition Pro Forma Adjustments		Pro Forma June 30, 2010
	(a)
ASSETS
Investment in real estate assets:
Land	$389,592	$77,224	(b)	$466,816
Buildings and improvements	781,411	156,963	(b)	938,374
Acquired intangible lease assets	202,925	41,813	(b)	244,738
Total investment in real estate assets, net	1,373,928	276,000		1,649,928
Investment in mortgage notes receivable	63,447	—		63,447
Total investment in real estate and mortgage assets, net	1,437,375	276,000		1,713,375
Cash and cash equivalents	430,149	(282,900	) (b) (c)	147,249
Restricted cash	12,082	—		12,082
Investment in unconsolidated joint venture	15,610	—		15,610
Rents and tenant receivables	6,837	—		6,837
Mortgage loan deposits, derivative and other assets	6,004	—		6,004
Deferred financing costs	12,650	—		12,650
Total assets	$1,920,707	$(6,900)		$1,913,807

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$359,647	$—		$359,647
Accounts payable and accrued expenses	5,099	—		5,099
Escrowed investor proceeds	1,359	—		1,359
Due to affiliates	729	—		729
Acquired below market lease intangibles	30,016	—		30,016
Distributions payable	9,785	—		9,785
Deferred rent, derivative and other liabilities	7,318	—		7,318
Total liabilities	413,953	—		413,953
Commitments and contingencies
Redeemable common stock	32,034	—		32,034
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—		—
Common stock, $0.01 par value; 490,000,000 shares authorized, 176,907,649 shares issued and outstanding	1,769	—		1,769
Capital in excess of par value	1,557,207	—		1,557,207
Accumulated distributions in excess of earnings	(82,884)	(6,900	) (c)	(89,784)
Accumulated other comprehensive loss	(1,372)	—		(1,372)
Total stockholders’ equity	1,474,720	(6,900)		1,467,820
Total liabilities and stockholders’ equity	$1,920,707	$(6,900)		$1,913,807

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

Cole Credit Property Trust III, Inc.
Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended June 30, 2010 (Unaudited)

The following unaudited Pro Forma Condensed Consolidated Statement of Operations is presented as if the Company had acquired the Albertson’s Properties on January 1, 2009.

This Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the Company's historical financial statements and notes thereto for the quarter ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q filed on August 13, 2010. The Pro Forma Condensed Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the acquisition of the Albertson’s Properties on January 1, 2009, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations only includes the Albertson’s Properties which are considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X (dollar amounts in thousands, except share and per share amounts).

	For the Six Months Ended June 30, 2010 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Six Months Ended June 30, 2010
	(a)
Revenues:
Rental and other property income	$40,933	$11,421	(b)	$52,354
Tenant reimbursement income	2,362	—		2,362
Interest income on mortgage notes receivable	900	—		900
Total revenue	44,195	11,421		55,616

Expenses:
General and administrative expenses	2,656	13	(c)	2,669
Property operating expenses	2,539	—		2,539
Property and asset management expenses	3,921	889	(d)	4,810
Acquisition related expenses	17,929	—		17,929
Depreciation	7,281	1,963	(e)	9,244
Amortization	4,592	1,045	(e)	5,637
Total operating expenses	38,918	3,910		42,828
Operating income	5,277	7,511		12,788

Other expense:
Interest and other income	769	—		769
Equity in loss of unconsolidated joint venture	(516)	—		(516)
Interest expense	(7,297)	—		(7,297)
Total other expense	(7,044)	—		(7,044)
Net (loss) income	$(1,767)	$7,511		$5,744

Weighted average number of common shares outstanding:
Basic and diluted	134,685,676	31,068,957	(f)	165,754,633

Net (loss) income per common share:
Basic and diluted	$(0.01)			$0.03

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

Cole Credit Property Trust III, Inc.
Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2009 (Unaudited)

The following unaudited Pro Forma Condensed Consolidated Statement of Operations is presented as if the Company had acquired the Albertson’s Properties on January 1, 2009.

This Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the Company's historical financial statements and notes thereto for the year ended December 31, 2009, as filed in our Annual Report on Form 10-K filed on March 29, 2010. The Pro Forma Condensed Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the acquisition of the Albertson’s Properties on January 1, 2009, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations only includes the Albertson’s Properties which are considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X (dollar amounts in thousands, except share and per share amounts).

	For the Year Ended December 31, 2009 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2009
	(a)
Revenues:
Rental and other property income	$22,600	$22,842	(b)	$45,442
Tenant reimbursement income	404	—		404
Total revenue	23,004	22,842		45,846

Expenses:
General and administrative expenses	2,161	32	(c)	2,193
Property operating expenses	595	—		595
Property and asset management expenses	1,993	1,776	(d)	3,769
Acquisition related expenses	18,564	—		18,564
Depreciation	3,178	3,924	(e)	7,102
Amortization	2,296	2,091	(e)	4,387
Total operating expenses	28,787	7,823		36,610
Operating (loss) income	(5,783)	15,019		9,236

Other expense:
Interest and other income	500	—		500
Interest expense	(2,538)	—		(2,538)
Total other expense	(2,038)	—		(2,038)
Net (loss) income	$(7,821)	$15,019		$7,198

Weighted average number of common shares outstanding:
Basic and diluted	40,060,709	31,068,957	(f)	71,129,666

Net loss per common share:
Basic and diluted	$(0.20)			$0.10

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

Cole Credit Property Trust III, Inc.
Notes to Pro Forma Condensed Consolidated Financial Statements
 (Unaudited)

Notes to Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2010

a.	Reflects the Company’s historical balance sheet as of June 30, 2010.

b.
Reflects the preliminary purchase price allocations incurred related to the completed and probable acquisitions of the Albertson’s Properties.  The aggregate purchase price of $276.0 million will be funded by net proceeds from the Company’s ongoing public offering. The purchase price allocation is preliminary and is subject to change.

c.
Represents costs incurred to complete the acquisition, including title, legal, accounting and other related costs, as well as the aggregate acquisition fee of $5.5 million, or 2% of the aggregate purchase price, that will be paid to our Advisor and its affiliates. Adjustment reflects the expensing of acquisition-related costs as required under accounting principles generally accepted in the United States of America.

Notes to Unaudited Pro Forma Statement of Operations for the Six Months Ended June 30, 2010

a.	Reflects the Company’s historical results of operations for the six months ended June 30, 2010.

b.	Represents the aggregate straight line rental revenues in accordance with the respective lease agreements for the Albertson’s Properties.

c.	Reflects management’s estimate of the aggregate general and administrative expenses for the Albertson’s Properties based on the Company’s historical results.

d.
Reflects the annualized aggregate asset management fee of $691,000, which is equal to 0.50% (a monthly rate of 0.0417%) of the aggregate asset value of the Albertson’s Properties and is payable to our Advisor, as well as the annualized aggregate property management fee, of $198,000, which is equal to 2% of gross revenues of the Albertson’s Properties and is payable to an affiliate of our Advisor.

e.
Represents aggregate depreciation and amortization expense for the Albertson’s Properties. Depreciation and amortization expense are based on the Company’s preliminary purchase price allocation. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

	Building	40 years
	Tenant improvements	Lesser of useful life or lease term
	Intangible lease assets	Lesser of useful life or lease term

f.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Albertson’s Properties, as the Company had insufficient capital at January 1, 2009 to acquire the Albertson’s Properties which is included in the pro forma results of operations.  The calculation assumes the common shares were issued on January 1, 2009.

Cole Credit Property Trust III, Inc.
Notes to Pro Forma Condensed Consolidated Financial Statements – (Continued)
 (Unaudited)

Notes to Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2009

a.	Reflects the Company’s historical results of operations for the year ended December 31, 2009.

b.	Represents the aggregate straight line rental revenues in accordance with the respective lease agreements for the Albertson’s Properties.

c.	Reflects management’s estimate of the aggregate general and administrative expenses for the Albertson’s Properties based on the Company’s historical results.

d.
Reflects the annualized aggregate asset management fee of $1.4 million, which is equal to 0.50% (a monthly rate of 0.0417%) of the aggregate asset value of the Albertson’s Properties and is payable to our Advisor, as well as the annualized aggregate property management fee, of $395,000, which is equal to 2% of gross revenues of the Albertson’s Properties and is payable to an affiliate of our Advisor.

e.
Represents aggregate depreciation and amortization expense for the Albertson’s Properties. Depreciation and amortization expense are based on the Company’s preliminary purchase price allocation. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

	Building	40 years
	Tenant improvements	Lesser of useful life or lease term
	Intangible lease assets	Lesser of useful life or lease term

f.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Albertson’s Properties, as the Company had insufficient capital at January 1, 2009 to acquire the Albertson’s Properties which is included in the pro forma results of operations.  The calculation assumes the common shares were issued on January 1, 2009.